Akers Biosciences, Inc.

201 Grove Road

Thorofare, New Jersey 08086

December 13, 2017

VIA EDGAR

Irene Paik

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akers Biosciences, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 11, 2017

File No. 333-221746

Dear Ms. Paik:

By letter dated December 12, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Akers Biosciences, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on December 11, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. We are filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Filing”) along with this response letter. For your convenience, the comments are listed below, followed by the Company’s responses.

Prospectus Cover Page, page i

1.	We note that there is no established public trading market for the Series B Preferred Stock. Please provide a fixed price at which you are offering the Series B Preferred Stock, or provide an analysis as to why this is not required. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have disclosed in the Filing that we are offering the Series B Preferred Stock at a price of $1,000 per share.

John J. Gormally

Akers Biosciences, Inc.

December 13, 2017

Incorporation of Information by Reference, page 100

2.	We note that you have incorporated by reference in your registration statement information specifically incorporated by reference in your Form 10-K from your definitive proxy statement on Schedule 14A. Please amend your registration statement to incorporate by reference the entire definitive proxy statement as required by Item 12(a)(2) of Form S-1.

Response: In response to the Staff’s comment, we have incorporated by reference in the Filing the entire definitive proxy statement as required by Item 12(a)(2) of Form S-1.

Exhibits

3.	Please have counsel revise Exhibit 5.1 to opine on the legality of the Series B Preferred Stock and the Common Stock issuable upon conversion of Series B Preferred Stock.

Response: In response to the Staff’s comment, we have filed a new Exhibit 5.1 that opines on the legality of the following: (i) Class A Units (the “Class A Units”), with each Class A Unit consisting of one share of the Company’s common stock, no par value per share (the “Common Stock”), and one warrant to purchase one share of Common Stock (“Warrant”) at an exercise price equal to 125% of the public offering price of the Class A Units per whole share of common stock; (ii) Class B Units (the “Class B Units”), with each Class B Unit consisting of one share of Series B Convertible Preferred Stock, no par value per share (the “Series B Convertible Preferred Stock”), together with the equivalent number of Warrants as would have been issued to such purchaser of Class B Units if they had purchased Class A Units based on the public offering price for the Class A Units; (iii) Common Stock issuable upon conversion of the Series B Convertible Preferred Stock as set forth in the Certificate of Designation for the Series B Convertible Preferred Stock, the form of which is filed as an exhibit to the Registration Statement; (iv) Common Stock issuable upon exercise of the Warrants; and (v) shares of the Company’s common stock, no par value per share, underlying the Warrants issued to the underwriter .

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ John J. Gormally

John J. Gormally

Chief Executive Officer

Akers Biosciences, Inc.

201 Grove Road

Thorofare, New Jersey 08086